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                                                   ----------------------------
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                                                   hours per response . . 14.90
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*

                            StreamLogic Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  594 907 107
--------------------------------------------------------------------------------
                                (CUSIP Number)

                        Loomis, Sayles & Company, L.P.
               One Financial Center, Boston, Massachusetts 02111
                   Attn: Sandra P. Tichenor, Vice President
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                                 July 9, 1997
        -------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 594 907 107                                    PAGE 2 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Loomis, Sayles & Company, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,089,349 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,089,349 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,089,349 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 594 907 107                                    PAGE 3 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Loomis, Sayles & Company, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,089,349 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,089,349 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,089,349 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 594 907 107                                    PAGE 4 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      State of Connecticut Combined Investment Funds

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,796,833 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,796,833 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,796,833 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 594 907 107                                    PAGE 5 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      State of Connecticut Mutual Fund Fixed Income Fund

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,796,833 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,796,833 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,796,833 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 594 907 107                                    PAGE 6 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Teachers' Retirement System

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,796,833 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 594 907 107                                    PAGE 7 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Connecticut State Employees' Retirement System

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Connecticut

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,796,833 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,796,833 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          The Statement on Schedule 13D filed October 29, 1996 (the "Original Statement"), as amended by (i) an amendment filed November 19, 1996 (the "First Amendment"), (ii) an amendment filed November 21, 1996 (the "Second Amendment"),
(iii) an amendment filed November 27, 1996 (the "Third Amendment"), (iv) an amendment filed on December 4, 1996 (the "Fourth Amendment"), and (v) an amendment filed on June 26, 1997 (the "Fifth Amendment") is amended hereby to reflect the sale of shares of Common Stock of StreamLogic Corporation (the "Issuer") that are beneficially owned by Loomis, Sayles & Company, L.P., and its general partner, Loomis, Sayles & Company, Inc. (sometimes collectively referred to herein as "Loomis Sayles"), the State of Connecticut Combined Investment Funds (the "Connecticut CI Fund"), the State of Connecticut Mutual Fixed Income Fund (the "Connecticut MFI Fund"), Teachers' Retirement System (the "Connecticut Teachers' Fund") and the Connecticut State Employees' Retirement System (the "Connecticut SERS Fund"), which are filing jointly with Loomis Sayles.

Item 2.   Identity and Background.
------    -----------------------

          This statement is being filed jointly by (I) Loomis Sayles and its general partner, Loomis, Sayles & Company, Inc. ("LS Inc."), sometimes collectively referred to herein as "Loomis Sayles," (ii) the State of Connecticut Combined Investment Funds (the "Connecticut CI Fund"), (iii) State of Connecticut Mutual Fixed Income Fund (the "Connecticut MFI Fund"), a sub-fund of the Connecticut CI Fund, (iv) Teachers' Retirement System (the "Connecticut Teachers' Fund") and (v) Connecticut State Employees' Retirement System (the "Connecticut SERS Fund"). The Connecticut CI Fund, Connecticut MFI Fund, Connecticut Teachers' Fund and Connecticut SERS Fund are sometimes collectively referred to herein as the "Connecticut Funds." A copy of the Joint Filing Agreement between Loomis Sayles and the Connecticut Funds is already on file and incorporated herein by reference.

          Loomis Sayles is a Delaware limited partnership whose principal executive offices are located at One Financial Center, Boston, Massachusetts 02111. Loomis Sayles is an investment adviser registered under the Investment Advisers Act of 1940 and, as such, acts as investment adviser to certain managed accounts (the "Managed Accounts").

          The general partner of Loomis Sayles is LS Inc. LS Inc. is wholly-owned by New England Investment Companies, L.P. ("NEIC") which is a publicly traded master limited partnership listed on the New York Stock Exchange. Metropolitan Life Insurance Company ("MetLife"), through a wholly-owned subsidiary, MetLife New England Holdings, Inc. ("Holdings"), is the owner of (i) all of the outstanding shares of the general partner of NEIC and (ii) approximately 51% of the partnership interests in NEIC. The business address of LS Inc. is One Financial Center, Boston, Massachusetts 02111. The business address of NEIC is 399

Boylston Street, Boston, Massachusetts 02116. The business address of Holdings and MetLife is One Madison Avenue, New York, New York 10010.

          LS Inc. and NEIC operate under an understanding that specifically provides that all investment and voting decisions regarding Managed Accounts are to be made by Loomis Sayles and LS Inc., and not by NEIC. Accordingly, Loomis Sayles, LS Inc. and NEIC do not consider NEIC or the entities controlling NEIC to have direct or indirect control over the securities held in Managed Accounts including the shares of the Issuer for purposes of Section 13(d) of the Securities Exchange Act of 1934.

          The name, citizenship, business address, principal occupation or employment of each director and executive officer of LS Inc. is already on file
as Exhibit A  and incorporated herein by reference.    LS Inc. and the persons
listed on Exhibit A are referred to herein as the "LS Affiliates."

          The Connecticut MFI Fund, a sub-fund of the State of Connecticut
CI Fund and one of the Managed Accounts of Loomis Sayles, acquired what was 12.4% of the outstanding shares of Common Stock of the Issuer and Warrants to purchase an additional 1.1% of the outstanding shares of Common Stock of the Issuer (see Item 5 below). The Connecticut MFI Fund is a co-mingled fund primarily for the benefit of employees and retirees of the State of Connecticut.

          The Connecticut Teachers' Fund is a state pension fund which has a 54.2% interest in the Connecticut MFI Fund. The Connecticut Teachers' Fund is a fund primarily for the benefit of State of Connecticut active and retired public school and community college teachers. The business address of the Connecticut Teachers' Fund is 21 Grand Street, Hartford, Connecticut 06106.

          The Connecticut Teachers' Fund and the Connecticut SERS Fund have no voting or dispositive power over the securities held in the Connecticut MFI Fund or the Connecticut CI Fund, including the securities of the Issuer held in the Managed Accounts. The Connecticut Teachers' Fund and the Connecticut SERS Fund are required by statute to cause the funds that they collect for the benefit of their respective beneficiaries to be deposited in the Connecticut CI Fund under the control of the Treasurer of the State of Connecticut.

          The Connecticut SERS Fund is a state pension fund which has a 37.6% of the Connecticut MFI Fund. The Connecticut SERS Fund is a fund primarily for the benefit of employees and retired employees of the State of Connecticut. The business address of the Connecticut SERS Fund is 55 Elm Street, Hartford, Connecticut 06106.

          The Treasurer of the State of Connecticut is the sole fiduciary of the Connecticut CI Fund and the Connecticut MFI Fund and has sole authority for investment decisions concerning the assets of the Connecticut Teachers' Fund and Connecticut SERS Fund. Currently, the Treasurer of the State of Connecticut is Christopher B. Burnham (the "Treasurer"). As Acting Chief Investment Officer for the State of Connecticut (the "Investment Officer"), Mr. Greg Franklin may be deemed to be a control person of the Connecticut Funds. The Treasurer and the Investment Officer are United States citizens and their principal occupations are, respectively, serving as the Treasurer and serving as the Acting Investment Officer of the State of Connecticut. The business address of the Treasurer, the Investment Officer and the Connecticut CI Fund and the Connecticut MFI Fund is 55 Elm Street, Hartford, Connecticut 06106-1773.

          No other Managed Account of Loomis Sales will own in excess of 5% of the Common Stock of the Issuer. In addition, there are no participants in the Connecticut Funds that may be deemed to own in excess of 5% of the Common Stock of the Issuer other than those described above.

          Based upon information and belief, none of Loomis Sayles, the LS Affiliates, the Connecticut Funds, the Treasurer or the Investment Officer has, during the last five years, (I) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

          Certain of the Managed Accounts (including the Connecticut Funds) previously owned Debentures in the aggregate principal amount of $59,354,000. Under the terms of the Debentures, the Debentures were convertible at any time prior to certain events into Common Stock of the Issuer at a price of $48.50 per share, subject to certain adjustments, for a total of approximately 1,223,793 shares of the Issuer's Common Stock. The Debentures were acquired in the ordinary course of business with funds of certain of Loomis Sayles' Managed Accounts.

          Pursuant to the Issuer's Offer to Exchange dated October 7, 1996 (the "Offer to Exchange"), a copy of which was filed as Exhibit B to the Third Amendment and incorporated herein by reference, accompanied by a Letter of Transmittal, a copy of which was filed as Exhibit C, and, as supplemented on November 6, 1996, a copy of which is attached hereto as Exhibit D, the Issuer offered to exchange (the "Exchange Transaction") each $1,000 in principal amount of Debentures for (I) cash in the aggregate amount of $120.00, (ii) unsecured notes of the Issuer

 ("Unsecured Notes") in the principal amount of $113.33, (iii) 216.66667 shares of the Issuer's Common Stock, and (iv) five-year warrants (the "Warrants") to purchase 40 shares of the Issuer's Common Stock at an initial exercise price of $3.60 per share (for a description of the Warrants, see the section of the Offer to Exchange entitled "Description of Warrants"). Loomis Sayles has tendered the Debentures pursuant to the Offer to Exchange and the period to withdraw the tender expired at midnight, New York City time, on November 20, 1996.

          Upon consummation of the Exchange Transaction, the Issuer exchanged Debentures tendered by the Managed Accounts (which includes the Debentures held for the benefit of the Connecticut MFI Fund) in the aggregate principal amount of $59,354,000 for (i) cash in the approximate aggregate amount of $7,122,480; (ii) Unsecured Notes in the approximate aggregate principal amount of $6,726,589; (iii) an approximate aggregate of 12,860,035 shares of Common Stock of the Issuer; and (iv) Warrants to purchase an approximate aggregate of 2,374,160 shares of the Issuer's Common Stock. No additional funds of such Managed Accounts will be expended in connection with the consummation of Exchange Transaction.

Item 4.   Purpose of Transaction.
------    ----------------------

          The Debentures that were tendered in the Exchange Transaction were acquired during and subsequent to 1987 in the ordinary course of business with funds of certain of Loomis Sayles' Managed Accounts (including the Connecticut MFI Fund) and represent investments by such Managed Accounts. The purpose of the Exchange Transaction was to facilitate the restructuring of the Issuer's debt and enable the Issuer to meet the listing requirements of Nasdaq-NMS. In April 1995, a representative of the Issuer contacted Loomis Sayles concerning a proposal to enter into a transaction whereby the Debentures would be converted into equity and cash in an effort to position the Issuer to meet the Nasdaq-NMS listing standards. As a result of those discussions, the Issuer and Loomis Sayles entered into a letter agreement dated June 14, 1996 (the "Initial Tender Agreement"), as amended on September 13, 1996 (the "First Amendment to the Initial Tender Agreement") and further amended on October 3, 1996 (the "Second Amendment to the Initial Tender Agreement"). The Initial Tender Agreement, the First Amendment to the Initial Tender Agreement and the Second Amendment to the Initial Tender Agreement are sometimes referred to herein as the "Initial Tender Agreement, as amended." The Initial Tender Agreement, as amended, formed the basis for the Offer to Exchange.

          Loomis Sayles tendered the Debentures prior to the expiration of the Offer to Exchange which occurred at midnight, New York City time, on November 20, 1996. The Exchange Transaction closed on November 29, 1996.

          As a result of the closing of the Exchange Transaction, the Issuer expanded its Board of directors to seven members, two of whom were designated by investors advised by Loomis Sayles (the "New Directors"). These two directors have subsequently resigned. The right of investors advised by Loomis Sayles to designate two New Directors terminates at such time as Loomis Sayles and its Managed Accounts no longer hold at least 28% of the Issuer's Common Stock (assuming exercise of all Warrants received in the Exchange Transaction). The New Directors will not be insiders of Loomis Sayles. Loomis Sayles intends that such New Directors and any subsequent director nominees designated by investors advised by Loomis Sayles (I) will serve with complete independence from Loomis Sayles, (ii) will not directly or indirectly report to or provide confidential information to Loomis Sayles, (iii) will not consult with Loomis Sayles as to board decisions, and (iv) will be asked to conduct themselves without regard to any special interests that Loomis Sayles might have.

          The Managed Accounts (including the Connecticut Funds) currently hold 36.0% the outstanding shares of Common Stock of the Issuer (based on information provided by the Issuer), and assuming the exercise of all Warrants received in the Exchange Transaction.

          The Debentures were purchased for the Managed Accounts (including the Connecticut MFI Fund) in the ordinary course of Loomis Sayles' business as an investment adviser, and not with the purpose of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having such purpose. The Common Stock of the Issuer and the Warrants acquired in the Exchange Transaction were also acquired for investment and not with the purpose of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having such purpose. Loomis Sayles recognizes that it has the power to vote and dispose of approximately 36.0% of the Issuer's Common Stock (assuming exercise of all of the Warrants) owned by the Managed Accounts and may have the power to effect, change or influence the control of the Issuer.

     As previously reported, Loomis Sayles intended to monitor market conditions and would acquire or dispose of the Issuer's Common Stock held by Managed Accounts as Loomis Sayles deems appropriate and in the best interests of such Managed Accounts. On June 24, 1997, the Issuer announced that it had received notification from The Nasdaq Stock Market that it may no longer meet the requirements for inclusion in The Nasdaq Stock Market. It was also reported that because the Issuer was unable to meet certain requirements for continued listing, and in accordance with correspondence from Nasdaq, the Issuer would be subject to delisting from The Nasdaq Stock Market effective the opening of business on June 27, 1997. On June 25, 1997, the Issuer announced that Nasdaq had accelerated the time frame for delisting of the Issuer's securities and that the Issuer's securities would be delisted as of the opening of the market on June 25, 1997. Loomis Sayles sold the following shares of Common Stock: 952,00 on June 24, 1997; 248,000 shares on June 25, 1997; 300,000 shares on July 7, 1997; 300,000 shares on July 8, 1997; and 170,000 shares on July 9, 1997. Based on its consideration of current market conditions, Loomis Sayles intends to continue to monitor market conditions and will dispose of the Issuer's shares of Common Stock of the Issuer held by Managed Accounts if and when Loomis Sayles deems appropriate and in the best interests of such Managed Accounts.

Item 5.   Interest in Securities of the Issuer.
------    ------------------------------------

          (a) and (b)    Based on currently available information, it is
believed that as of the date of this filing the Managed Accounts (which include the Connecticut MFI Fund) beneficially will own (I) a total of 10,715,189 shares of Issuer's Common Stock representing approximately 29.5% of the outstanding shares of the Issuer's Common Stock, without taking into account Common Stock issuable in connection with the Warrants; and (ii) Warrants to purchase an approximate aggregate of 2,374,160 shares of the Issuer's Common Stock representing, when exercised and taken together with the Common Stock issued in the Exchange Transaction and still held by the Managed Accounts, approximately 36.0% of the Issuer's Common Stock.

          Based on currently available information, it is believed that as of the date of this filing the Managed Account for the Connecticut MFI Fund
beneficially will own (1) a total of   4,030,833 shares of the Issuer's Common
Stock representing approximately 11.1% of the outstanding shares of the Issuer's Common Stock, without taking into account Common Stock issuable in connection with the Warrants and (ii) Warrants to purchase 766,000 shares of the Issuer's Common Stock representing, when exercised and taken together with the Common Stock issued in the Exchange Transaction and still held by the Managed Account for the Connecticut MFI Fund, approximately 13.2% of the Issuer's Common Stock.

          Loomis Sayles has voting and/or dispositive power over the Issuer's Common Stock and Warrants held by the Managed Accounts. However, the owner of each of the separate Managed Accounts has the right to terminate its advisory agreement with Loomis Sayles upon advance written notice and, if any such advisory agreement is terminated, Loomis Sayles will lose the power to vote or dispose of the Issuer's Common Stock owned by such terminated account. Termination of an advisory agreement will be effective upon receipt or on some future date as specified in a notice to Loomis Sayles, depending upon the terms of the particular advisory agreement. Currently, the Issuer's Common Stock and Warrants are held in Managed Accounts for the benefit of approximately 22 institutional investors (which number includes the Connecticut MFI Fund).

          (c) Neither Loomis Sayles nor, to the knowledge of Loomis Sayles, any affiliate of Loomis Sayles has engaged in any transaction with respect to the Issuer's Common Stock,

Warrants or Debentures during the past 60 days, except as reflected in the Fifth Amendment and in this Amendment. In addition, none of the Connecticut Funds, the Treasurer of the State of Connecticut (the "Treasurer") or the Chief Investment Officer for the Treasurer has engaged in any transaction with respect to the Issuer's Common Stock, Warrants or Debentures during the past 60 days, except as reflected in this Amendment.

          (d) The Common Stock and Warrants are owned by 22 Managed Accounts (which includes the Connecticut MFI Fund). The Connecticut MFI Fund beneficially owns 13.2% of the Issuer assuming the exercise of all Warrants. No Managed Account other than the Connecticut MFI Fund owns more than 5% of the Common Stock of the Issuer.

          (e)  Not applicable.

Item 7.   Material to be Filed as Exhibits.

          EXHIBIT "A" certain information concerning the directors, executive officers and controlling persons of LS, Inc.

          EXHIBIT "B" Offer to Exchange dated October 7, 1996

               Appendix A-1 Initial Tender Agreement dated June 14, 1996

               Appendix A-2 First Amendment dated September 13, 1996

               Appendix A-3 Second Amendment dated October 3, 1996

               Appendix B Form of Note Indenture

               Appendix C Form of Warrant Agreement

               Appendix D Financial Statements


_____________________

* Previously filed by Loomis Sayles with the Securities and Exchange Commission on October 29, 1996 as Exhibit A to the initial statement on
        Schedule 13D of Loomis Sayles (document No. 000950150-96-001207) and incorporated herein by reference.

** Previously filed by StreamLogic Corporation with the Securities and Exchange Commission on October 7, 1996, as Exhibit D-1 to Schedule 13E-3, File No. 5-35028, and incorporated herein by reference.

          EXHIBIT "C" Letter of Transmittal

          EXHIBIT "D" Supplement to Offer to Exchange dated November 6,
          1996****/

          EXHIBIT "E" Joint Filing Agreement*****/



_____________________
*** Previously filed by StreamLogic Corporation with the Securities and Exchange Commission on October 7, 1996, as Exhibit D-2 to Schedule 13E-3, File No. 5-35028, and incorporated herein by reference.

**** Previously filed by StreamLogic Corporation with the Securities and Exchange Commission on November 6, 1996 as Exhibit D-10 to Amendment No. 1 to Schedule 13E-3, File No. 5-35028, and incorporated herein by reference.

***** Previously filed by Loomis Sayles with the Securities and Exchange Commission on November 27, 1996 as Exhibit E to the Third Amendment to
       Schedule 13D of Loomis Sayles (document No. 0000950150-96-001476) and incorporated herein by reference.

                                   SIGNATURE


      After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: July 11, 1997


                         LOOMIS, SAYLES & COMPANY, L.P.
                         By Loomis Sayles & Company, Inc.,
                            General Partner


                             By:   /s/ Robert Blanding
                                -----------------------------------------------
                                Name:   Robert J. Blanding
                                Title:  Chairman, President and
                                        Chief Executive Officer

                         LOOMIS, SAYLES & COMPANY, INC.


                             By:    /s/ Robert Blanding
                                -----------------------------------------------
                              Name:     Robert J. Blanding
                              Title:    Chairman, President and
                                        Chief Executive Officer

                         STATE OF CONNECTICUT COMBINED INVESTMENT FUNDS


                             By:                 *
                                -----------------------------------------------


                         STATE OF CONNECTICUT MUTUAL FIXED INCOME FUND


                             By:                 *
                                -----------------------------------------------

                         TEACHERS' RETIREMENT SYSTEM


                             By:                 *
                                -----------------------------------------------


                         CONNECTICUT STATE EMPLOYEES'
                         RETIREMENT SYSTEM


                             By:                 *
                                -----------------------------------------------




*By       /s/ Robert Blanding
    --------------------------
          Robert J. Blanding
          Attorney-in-Fact